February 27, 2017

VIA EDGAR

Re: Entranet, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-215446

Ladies and Gentlemen:

Entranet, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of 1,323,472 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February 24, 2017 regarding your review the Registration Statement, which was filed with the Commission on February 9, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Description of Business

Intellectual Property, page 56

1. We note from your disclosure on page 16 that on February 23, 2016 your marks were published with the USPTO. Please reconcile this statement with the disclosure on page 56 where you state that that you have not yet received confirmation from the USPTO.

Prospectus Summary Information.

We have updated to correct the inconsistency.

Executive Compensation

Employment Agreements with Management, page 74

2. You disclose in the second paragraph on page 75 that the consulting agreement with Mr. Theocharis is filed as exhibit 10.7. That agreement is not included in the exhibit index and does not appear to have been filed. Please revise. In addition, clarify the terms under which he continues to provide consulting services and similarly clarify the disclosure for Mr. Kontos, in accordance with our prior comment 6.

We have clarified. Neither Mr. Theocharis, nor Mr. Kontos provide consulting services at this time. We also have provide reference to the agreement with Mr. Theocharis in the Exhibits.

Exhibits, page 79

Exhibit 5.1

3. The revised opinion states that there are “approximately 43 shareholders holding 1,323,472 shares.” This statement appears to be inconsistent with the disclosure in the prospectus, which states that while there are 43 shareholders of record, you have 29,353,472 shares outstanding. Please submit a revised opinion in accordance with our prior comment 12.

Counsel has provided an updated opinion.

Signatures, page 81

4. Refer to Instructions (1) and (2) under Signatures in Form S-1 and revise to indicate the capacities in which Mr. Papageorgiou is signing the registration statement, in accordance with our prior comment 14. Please note that the registration statement must indicate that it is being signed by the principal executive officer, principal financial officer, and the controller or principal accounting officer.

We have updated in accordance with Instructions (1) and (2) under Signatures in Form S-1.

The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Entranet, Inc.

By:	/s/ Eleftherios Papageorgiou
Eleftherios Papageorgiou
Chief Executive Officer

cc: William Eilers, Esq., Counsel